02037456

PE
7/3/02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

RECD S.E.C.
JUL 8 - 2002
1086

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

PROCESSED
JUL 18 2002
THOMSON
FINANCIAL

For July 3, 2002

ING Groep N.V.
Strawinskylaan 2631
1077-ZZ Amsterdam
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1) The Press Release issued on July 3, 2002

ING GROUP

PRESS RELEASE

Amsterdam, 3 July 2002

Change in Executive Board ING Group

Hessel Lindenbergh, Member of the ING Group Executive Board and Co-Chairman of the Executive Centre ING Europe, will retire in July 2003, having reached the age of 60.

Anticipating his retirement, Hessel Lindenbergh will step down as Co-Chairman of the Executive Centre ING Europe on 1 September 2002. As Member of the ING Group Executive Board he will focus on corporate client and institutional relationship management. He will remain responsible for the Global Clients and Financial Institutions departments.

Michel Tilmant, Vice-Chairman of ING Group, will assume Hessel Lindenbergh's European management responsibilities in addition to his current tasks. As of 1 September 2002, Michel Tilmant will be Chairman of the Executive Centre ING Europe.

Press enquiries:

Peter Jong, ING Group, + 31 20 541 5457

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

ING Groep N.V.
(Registrant)

By: ______________________

C. F. Drabbe
Assistant General Counsel

Dated: July 3, 2002